Exhibit 99.1
TD Bank to Issue Preferred Shares

     TORONTO, Sept. 2, 2008 - The Toronto-Dominion Bank ("TDBFG") today announced that it has entered into an agreement with a group of underwriters led by TD Securities Inc. for an issue of 8 million non-cumulative 5-Year Rate
Reset Class A Preferred Shares, Series AA (the "Series AA Shares"), carrying a face value of $25.00 per share, to raise gross proceeds of $200 million.

TDBFG intends to file in Canada a prospectus supplement to its January 11,
2007 base shelf prospectus in respect of this issue.

     TDBFG has also granted the underwriters an option to purchase, on the same terms, up to an additional 2 million Series AA Shares. This option is exercisable in whole or in part by the underwriters at any time up to two business days prior to closing. The maximum gross proceeds raised under the offering will be $250 million should this option be exercised in full.

     The Series AA Shares will yield 5.00% annually, payable quarterly, as and when declared by the Board of Directors of TDBFG, for the initial period ending January 31, 2014. Thereafter, the dividend rate will reset every five years at a level of 196 basis points over the then five-year Government of
Canada bond yield.

     Holders of the Series AA Shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AB
(the "Series AB Shares"), subject to certain conditions, on January 31, 2014, and on January 31st every five years thereafter. Holders of the Series AA
Shares will be entitled to receive quarterly floating dividends, as and when declared by the Board of Directors of TDBFG, equal to the three-month
Government of Canada Treasury Bill yield plus 196 basis points.

     The issue is anticipated to qualify as Tier 1 capital for TDBFG and the expected closing date is September 12, 2008.

     The Series AA Shares and Series AB Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell securities in the United States.

     About TD Bank Financial Group

     The Toronto-Dominion Bank and its subsidiaries are collectively known as
TD Bank Financial Group. TD Bank Financial Group is the seventh largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including
TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and Commerce Bank (to be known together as TD Bank); and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 5.5 million on-line customers. TD Bank Financial Group had CDN$509 billion in assets as of July
31, 2008. The Toronto-Dominion Bank trades on the Toronto and New York Stock
Exchanges under the symbol "TD", as well as on the Tokyo Stock Exchange.

For further information: Nick Petter, Media Relations, (416) 308-1861; John
van Boxmeer, Vice President, Capital Finance, (416) 308-7309